

Mail Stop 3030

January 9, 2017

Via E-mail
Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
Cirrus Logic, Inc.
800 W. 6th Street
Austin, TX 78701

> **Re: Cirrus Logic, Inc.**
> **Form 10-K for the Fiscal Year Ended March 26, 2016**
> **Filed May 25, 2016**
> **File No. 000-17795**

Dear Mr. Case:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 26, 2016

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page 49

1.   In your prior year Form 10-K, you disclosed that for a majority of your distributors, the terms of your agreements provided rights of price protection and stock rotation. As a result, for those distributors, you deferred revenue until the distributor resold the product. In your current Form 10-K, you disclose you only provide minimal stock rotation. As a result, beginning in the fourth quarter of fiscal 2016, you now recognize revenue upon delivery to the distributor and record an estimate for returns. Please tell us why the disclosure of the terms of your distributor agreements changed. For example,

tell us whether and when you entered into new agreements with all of these distributors that eliminated price protection provisions and changed stock rotation rights. The response should provide support for the change in your revenue recognition policy in the fourth quarter of fiscal 2016.

2.   Also, please tell us whether you continue to evaluate your distributor arrangements on a distributor by distributor basis and why you record revenue upon delivery and not shipment to the distributor.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 76

3.   Please amend your Form 10-K to revise the conclusions of your principal executive and principal financial officers to include a clear statement disclosing whether your disclosure controls and procedures were or were not effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at (202) 551-4391, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery